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                     SUBSIDIARIES OF HATHAWAY CORPORATION

1)  Hathaway Systems Corporation, a Colorado corporation.

2)  Computer Optical Products, Inc., a Colorado corporation.

3)  Hathaway, Inc., a Canadian corporation.

4)  Hathaway Systems Limited, a Northern Ireland corporation.

5)  Hathaway Instruments Limited, a United Kingdom corporation.